Schedule 13D

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13-d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)*

                      NETWORK EQUIPMENT TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  641 208 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           East Peak Partners, L.P.
                           101 California Street, Suite 4050
                           San Francisco, CA 941115
                           (415) 675-3200

                                 with a copy to:

                           Phillip Gordon
                           Perkins Coie LLP
                           131 S. Dearborn Street, Suite 1700
                           Chicago, IL 60603-5559
                           (312) 324-8400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 24013d-1(f) or 24013d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------

Schedule 13D


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           EAST PEAK PARTNERS, L.P.                    94-3238955
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
   2       (a)  [ ]
           (b)   X
--------------------------------------------------------------------------------
         SEC USE ONLY
   3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS  (See Instructions)
   4
           WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
   5      [ ]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           CALIFORNIA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7                              2,300,000
   NUMBER OF       -------------------------------------------------------------
    SHARES                SHARED VOTING POWER
 BENEFICIALLY      8                              0
   OWNED BY        -------------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
   REPORTING       9                              2,300,000
    PERSON         -------------------------------------------------------------
     WITH                 SHARED DISPOSITIVE POWER
                   10                             0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         2,300,000
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
  12      [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
         9.5%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON  (See Instructions)
  14
           PN
--------------------------------------------------------------------------------

Schedule 13D


--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           JGE CAPITAL MANAGEMENT, LLC               94-3236500
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
   2       (a)  [ ]
           (b)   X
--------------------------------------------------------------------------------
         SEC USE ONLY
   3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS  (See Instructions)
   4
           Not Applicable
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
   5      [ ]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           CALIFORNIA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7                         2,300,000 (see Item 5)
   NUMBER OF       -------------------------------------------------------------
    SHARES                SHARED VOTING POWER
 BENEFICIALLY      8                         0
   OWNED BY        -------------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
   REPORTING       9                         2,300,000 (see Item 5)
    PERSON         -------------------------------------------------------------
     WITH                 SHARED DISPOSITIVE POWER
                   10                        0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
          2,300,000
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
  12      [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          9.5%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON  (See Instructions)
  14
           PN
--------------------------------------------------------------------------------

Schedule 13D


CUSIP No. 640 208 10 3


--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           JEFFREY G. EDWARDS
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
   2       (a)  [ ]
           (b)   X
--------------------------------------------------------------------------------
         SEC USE ONLY
   3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS  (See Instructions)
   4
           Not Applicable
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
   5      [ ]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7                         2,300,000 (see Item 5)
   NUMBER OF       -------------------------------------------------------------
    SHARES                SHARED VOTING POWER
 BENEFICIALLY      8                         0
   OWNED BY        -------------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
   REPORTING       9                         2,300,000 (see Item 5)
    PERSON         -------------------------------------------------------------
     WITH                 SHARED DISPOSITIVE POWER
                   10                        0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         2,300,000
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
  12      [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          9.5%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON  (See Instructions)
  14
           IN
--------------------------------------------------------------------------------

----------

Schedule 13D

This Amendment No. 1 amends, supplements and restates the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2004.

Item 1. Security and Issuer.

      The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock") of Network Equipment Technologies, Inc. (the "Issuer"), a Delaware corporation whose principal place of business and executive offices are located at 6900 Paseo Padre Parkway, Fremont, CA 94555.

Item 2. Identity and Background.

      (a) This statement is being filed by the following persons: East Peak Partners, L.P., a California limited partnership ("East Peak"), JGE Capital Management, LLC, a California limited liability company ("JGE Capital") and Jeffrey G. Edwards ("Mr. Edwards") (the "Reporting Persons") pursuant to Rule 13d1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"). The sole general partner of East Peak is JGE Capital. The President and Principal of JGE Capital is Mr. Edwards. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

      (b) - (c)

      East Peak

      East Peak is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of East Peak, which also serves as its principal office, is 101 California Street, Suite 4050, San Francisco, California 94111. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JGE Capital, the sole general partner of East Peak, is set forth below.

      JGE Capital

      JGE Capital is a California limited liability company, the principal business of which is serving as the sole general partner of East Peak. The principal business address of JGE Capital, which also serves as its principal office, is 101 California Street, Suite 4050, San Francisco, California 94111. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Edwards, the President and sole Principal of JGE Capital is set forth below.

      Mr. Edwards

      Mr. Edwards' business address is 101 California Street, Suite 4050, San Francisco, California 94111. His present principal occupation is serving as the President and Principal of JGE Capital. The principal business of JGE Capital is serving as the sole general partner of East Peak. The principal address of JGE Capital, which also serves as its principal office, is 101 California Street, Suite 4050, San Francisco, California 94111. Mr. Edwards is the sole controlling person of JGE Capital, the sole general partner of East Peak.

      There are no directors of JGE Capital. Mr. Edwards is the President and the sole Principal of JGE Capital. The only other executive officer of JGE Capital is his wife, Victoria J. Edwards, who serves as Treasurer of JGE Capital. Mrs. Edwards' business address is 101 California Street, Suite 4050, San Francisco, California 94111. Her principal occupation is homemaker.

Schedule 13D


      (d) and (e)

      None of the Reporting Persons nor any other person named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of Common Stock (the "Shares") are as follows:

             Name                 Source of Funds             Amount of Funds
             ----                 ---------------             ---------------
         East Peak                Working Capital             $ 16,768,663.51

         JGE Capital              Not Applicable              Not Applicable

         Mr. Edwards              Not Applicable              Not Applicable

As used herein, the term "Working Capital" includes income from the business operations of the entity and funds committed to the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares. $16,768,663.51 of the funds were used to purchase Shares of Common Stock.

Item 4. Purpose of Transaction.

      The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease their investment positions.

      Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer's and the Reporting Person's businesses and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of directors and management of the Issuer, the availability and nature of opportunities to dispose of the Reporting

Schedule 13D


Persons' interests in the Issuer and other plans and requirements of the Reporting Persons. Depending upon their individual assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by them or under their control.

      Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

      (a) Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 24,285,184 shares of Common Stock outstanding as of July 23, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2004.

      (b) East Peak

      The aggregate number of Shares that East Peak owns beneficially pursuant to Rule 13d-3 of the Act, is 2,300,000 Shares, which constitutes approximately 9.5% of the outstanding shares of Common Stock.

      JGE Capital

      Because of its position as the sole general partner of East Peak, JGE Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 2,300,000 Shares, which constitutes approximately 9.5% of the outstanding shares of Common Stock.

      Mr. Edwards

      Because of his position as the control person of JGE Capital, Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 2,300,000 Shares, which constitutes approximately 9.5% of the outstanding shares of Common Stock.

      (c) Since July 27, 2004, the date of the Reporting Person's most recent filing on Schedule 13D, and through the date of this filing, East Peak has purchased in open market transactions on the National Association of Securities Dealers Automated Quotation System (Nasdaq) shares of Common Stock as set forth in Schedule I attached hereto.

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transaction in shares of the Common Stock since July 27, 2004 and through the date of this filing.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by such Reporting Person.

      (e) It is inapplicable for the purposes herein to state the date in which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Schedule 13D


      Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit      Document Description
-------      --------------------

A            Agreement Pursuant to Rule 13d-1(k)(1)(iii)

Schedule 13D



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 20, 2004

                                            EAST PEAK PARTNERS, L.P.
                                            By: JGE CAPITAL MANAGEMENT, LLC
                                            Its: General Partner

                                            By: /s/ Jeffrey G. Edwards
                                                ----------------------
                                            Jeffrey G. Edwards
                                            Its: Principal

                                            JGE CAPITAL MANAGEMENT, LLC

                                            By: /s/ Jeffrey G. Edwards
                                                ----------------------
                                            Jeffrey G. Edwards
                                            Its: Principal

                                            /s/ Jeffrey G. Edwards
                                            ----------------------
                                            Jeffrey G. Edwards

SCHEDULE 13D



             SCHEDULE I TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.


                                                                                   PRICE          WHERE/HOW
REPORTING       DATE OF                    NUMBER OF                                PER           TRANSACTION
 PERSON       TRANSACTION    TYPE           SHARES(#)       TOTAL COST($)          SHARE($)       EFFECTED
---------     -----------    ----          ----------       -------------          --------       ------------
East Peak      08/05/04      Buy            135,000          938,182.50           6.9495          Open Market/Broker
East Peak      08/06/04      Buy             65,000          431,860.00           6.6440          Open Market/Broker
East Peak      08/12/04      Buy             18,700          115,753.00           6.1900          Open Market/Broker
East Peak      08/13/04      Buy             30,500          189,356.20           6.2084          Open Market/Broker
East Peak      08/16/04      Buy              9,000           58,100.40           6.4556          Open Market/Broker
East Peak      08/17/04      Buy             16,400          106,962.44           6.5221          Open Market/Broker
East Peak      08/18/04      Buy                400            2,608.00           6.5200          Open Market/Broker
East Peak      08/19/04      Buy             19,000          128,493.20           6.7628          Open Market/Broker
East Peak      08/20/04      Buy              6,000           40,639.80           6.7733          Open Market/Broker

                                            300,000        2,011,955.54           6.7065


Schedule 13D



                                    EXHIBIT A

      Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

DATED: August 20, 2004

                                            EAST PEAK PARTNERS, L.P.
                                            By: JGE CAPITAL MANAGEMENT, LLC
                                            Its: General Partner

                                            By: /s/ Jeffrey G. Edwards
                                                ----------------------
                                            Jeffrey G. Edwards
                                            Its: Principal

                                            JGE CAPITAL MANAGEMENT, LLC

                                            By: /s/ Jeffrey G. Edwards
                                                ----------------------
                                            Jeffrey G. Edwards
                                            Its: Principal

                                            /s/ Jeffrey G. Edwards
                                            ----------------------
                                            Jeffrey G. Edwards